

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 13, 2009

Kenneth S. Adessky
Chief Financial Officer
Global Clean Energy, Inc.
3095 S. Parket Rd. #200
Aurora, Colorado 80014

> **Re:**   **Global Clean Energy, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Form 10-KSB/A Filed February 12, 2009**
> **File No. 0-30303**

Dear Mr. Adessky:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief